

December 4, 2007

Room 7010

Ronald A. Ballschmiede
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
2103 Research Forest Drive
The Woodlands, TX 77380

> **Re:** **Chicago Bridge & Iron Company N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Fiscal Quarters Ended March 30, 2007 and September 30, 2007**
> **Form 8-K filed November 21, 2007**
> **File No. 001-12815**

Dear Mr. Ballschmiede:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 9. Retirement Benefits, page 58

1.   We note your adoption of SFAS 158 during the year ended December 31, 2007, however it is unclear where you have included all of the disclosures required by paragraphs 7 and 21 of SFAS 158. Specifically, your disclosure does not appear that have included separate line items in your Statement of Stockholders Equity to present the adoption of SFAS 158. The impact of applying this statement is not part of comprehensive income for the period, but rather an adjustment of the ending balances on both page 66 and in your Statement of Stockholders Equity.

Form 10-Q for the Quarter ended March 31, 2007

New Accounting Standards, page 7

2.   In future filings, please include your obligation for unrecognized income tax benefits in your table of contractual obligations or provide a textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the unrecognized tax benefits using the same time frames stipulated in the table.

Form 10-Q for the Quarter ended September 30, 2007

Significant Accounting Policies, page 6

3.   We note that you have a project with outstanding unapproved change orders/claims of $78.5 million. Please provide us with more history and background concerning this project. Provide us with a roll-forward of costs incurred and reimbursed and revenues recognized. Separate the revenue recognized according to the agreed upon contract terms and any unapproved change orders/claims. Detail cash advances received for unapproved change orders/claims and any subsequent agreements to pay for the unapproved change orders/claims. Tell us why the change orders were made and why they have not been approved. Finally address you accounting for these change orders in accordance with paragraphs 61-67, or SOP 81-1. In this regard we assume theses are change orders in dispute and as such you have met the requirements of paragraph 65 for recognition.

Form 8-K filed November 21, 2007

4.   With regards to the Combustion Engineering $204,000 Contribution Agreement, under which Lummus is an obligor that is jointly and severally liable for payment of the $204,000, tell us and disclose in future filings, how the Company's acquisition of Lummus impacts this obligation. Please ensure that your disclosure address this contingency as well as any other obligations or guarantees assumed in the acquisition.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant